March 4, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rule 17g-1 Fidelity Bond Filing for the following
investment companies (each a “Fund” and, collectively, the “Funds”):

UBS Credit Recovery Fund, L.L.C. (SEC File Nos. 333-139071 and 811-21117)
UBS Enso Fund (SEC File Nos. 333-148685 and 811-22171)
UBS Equity Opportunity Fund, L.L.C. (SEC File No. 811-10269)
UBS Equity Opportunity Fund II, L.L.C. (SEC File No. 811-10527)
UBS Eucalyptus Fund, L.L.C. (SEC File No. 811-09583)
UBS Event Fund, L.L.C. (formerly, UBS Event & Equity Fund, L.L.C.)
(SEC File Nos. 333-144558 and 811-10479)
UBS Health Sciences Fund, L.L.C. (SEC File No. 811-09985)
UBS Juniper Crossover Fund, L.L.C. (SEC File No. 811-10113)
UBS M2 Fund, L.L.C. (SEC File Nos. 333-133917 and 811-21195)
UBS Multi-Strat Fund, L.L.C. (SEC File Nos. 333-113019 and 811-21516)
UBS Sequoia Fund, L.L.C. (SEC File No. 811-10075)
UBS Tamarack International Fund, L.L.C. (SEC File Nos. 333-132425 and 811-10341)
UBS Technology Partners, L.L.C. (SEC File No. 811-21201)
UBS Willow Fund, L.L.C. (SEC File No. 811-09841)

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), please find the following information with respect to the Funds:

1.         A copy of a joint Investment Company Bond issued by Vigilant Insurance Company (the “Bond”), which lists the Funds as insureds, as Exhibit 99-1.

2.         A certificate of each Fund’s Secretary in which he attests to the authenticity and accuracy of resolutions adopted by the members of each Fund’s Board of Directors (including those members who are not “interested persons,” as defined in the 1940 Act, of the Funds) which authorize the purchase of a joint bond in a form and in an amount which is consistent with Rule 17g-1 under the 1940 Act, as Exhibit 99-2.

3.         The Bond premium has been paid for the coverage period from February 15, 2008 to February 15, 2009, and the Bond is written for a $10,000,000 limit of liability. Had each Fund not been named as an insured under the Bond, each of the Funds would have provided and maintained a separate bond in an amount at least equal to the amount listed in Schedule A, attached hereto.

4.         A copy of the agreement between the Funds and all of the other named insureds relating to the Bond entered into pursuant to paragraph (f) of Rule 17g-1, as Exhibit 99-3.

Very truly yours,

/s/ Reba A. Beeson

Reba A. Beeson

Schedule A

Fund	Single Insured Bond Coverage

UBS Credit Recovery Fund, L.L.C.	$900,000

UBS Enso Fund	$50,000

UBS Equity Opportunity Fund, L.L.C.	$600,000

UBS Equity Opportunity Fund II, L.L.C.	$750,000

UBS Eucalyptus Fund, L.L.C.	$750,000

UBS Event Fund, L.L.C.	$750,000

UBS Health Sciences Fund, L.L.C.	$200,000

UBS Juniper Crossover Fund, L.L.C.	$525,000

UBS M2 Fund, L.L.C.	$1,250,000

UBS Multi-Strat Fund, L.L.C.	$600,000

UBS Sequoia Fund, L.L.C.	$50,000

UBS Tamarack International Fund, L.L.C.	$1,500,000

UBS Technology Partners, L.L.C.	$750,000

UBS Willow Fund, L.L.C.	$750,000